

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 13, 2010

Via U.S. Mail and Facsimile

Jorge Scarinci
Financial and Investor Relations Manager
Macro Bank, Inc.
401 Sarmiento, 4th Floor
Buenos Aires—C1041AAI, Argentina

> **Re: Macro Bank, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 1, 2010**
> **File No. 001-32827**

Dear Mr. Scarinci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 4. Information on the Bank

Allocation of the Allowance for Loan Losses, page 53

1. Please revise future filings to present this information for five years as required by Industry Guide 3.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 87

2. Please provide to the staff the information required by Item 7.B.2 of Form 20-F and revise future filings accordingly. Alternatively, confirm, if accurate, that Instruction 2 to Item 7.B is applicable and revise future filings accordingly

Item 10. Additional Information

C. Material Contracts, page 94

3. Please provide us with a detailed explanation of the analysis you undertook to conclude that you have no material contracts.

Item 18. Financial Statements

31. Consolidated Income Statements and Balance Sheet, page F-62

4. The Consolidated Income Statement on page 53 indicates it is presented under the measurement methods provided by the Central Bank but under the US SEC disclosure requirements. Please tell us and revise future filings to clarify the specific nature of the organization and development expenses you are amortizing and the provision for losses other receivables and other allowance that you present in the Consolidated Income Statement. Clarify the US GAAP guidance that you relied on for your reconciliation to US GAAP and the associated US GAAP accounting policies.

35. Summary of Significant Differences …, page F-68

General

5. Please tell us and revise future filings to provide a discussion of your accounting policy for repurchase agreements and how it complies with US GAAP. Discuss whether you record these transactions as sale or as secured financings and, in each case, how you determined the appropriateness of your accounting.

35.1. Income Taxes, page F-68

6. Please tell us and revise future filings to disclose why it is more likely than not that you will not realize a portion of your deferred tax assets such that a valuation allowance is

required. Clearly disclose how you determined the amount of the valuation allowance that was required at each balance sheet date.

35.2. Exposure to Argentine Public Sector and Private Securities, page F-70

7. Please provide us with a schedule that presents securities available for sale in a tabular format that reconciles them to the balance sheet in footnote 31 and that includes the disclosure requirements of ASC 320-10-50-2. Similarly, please address the disclosure requirements of ASC 320-10-50 sub paragraphs 6 and 7. Revise future filings to include this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel